Exhibit 1

ALADDIN KNOWLEDGE SYSTEMS LTD.
NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
February 6, 2005

      Notice is hereby given that a Special General Meeting (the “Meeting”) of the shareholders of Aladdin Knowledge Systems Ltd. (the “Company”) will be held at the corporate offices of the Company at 15 Beit Oved Street, Tel Aviv, Israel on February 6, 2005 at 10:00 A.M., Israel time, for the following purposes:

I.	To consider and act upon a resolution to amend Article 7 of the Company's Articles of Association to increase the Company's authorized share capital from NIS 150,000, divided into 15 million Ordinary Shares, to NIS 200,000, divided into 20 million Ordinary Shares.
II.	To consider and act upon a resolution authorizing an increase of insurance coverage for the directors and officers of the Company.
III.	To consider and act upon a resolution amending Article 29 of the Company's Articles of Association to increase the quorum of shareholders necessary to conduct business at a General Meeting of Shareholders to one-third of the voting shares of the Company.
IV.	To consider and act upon a resolution to approve entry into an agreement between the Company, certain controlling persons as selling shareholders and its several underwriters with respect to an offering of shares by the Company and such selling shareholders.
V.	To consider and act upon a resolution approving the grant of share options to certain of the Company's directors who are not employees of the Company.

      Shareholders of record at the close of business on January 7, 2005 (the “Record Date”) will be entitled to notice of, and to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

      Shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record. Beneficial owners, have the right to direct how their shares should be voted and are also invited to attend the meeting, but may not actually vote their shares in person at the meeting. The bank, broker or other nominee which is a shareholder of record has enclosed a voting instruction card for you to in directing the holder of record how to vote the shares. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meetings)—2000, as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 15 Beit Oved Street, Tel Aviv, Attn: Jacob (Yanki) Margalit, Chairman and CEO.

      Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitations. If the accompanying proxy is properly executed and returned, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in the proxy statement except for Proposal II, as to which an abstention will be recorded. In the event that proxies are sent directly to the Company, they must be received at least 48 hours prior to the commencement of the Meeting in order for the proxy to be qualified to participate in the Meeting.

By Order of the Board of Directors, JACOB (YANKI) MARGALIT, Chairman

Date: January 10, 2005